

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2011

Via E-mail
Zhilin Li
Chief Executive Officer (principal executive officer)
China Pharma Holdings, Inc.
Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China 570216

> **Re: China Pharma Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 3, 2011 and Amended March 17, 2011**
> **Form 10-Q for the Period Ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 001-34471**

Dear Mr. Li:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K/A for the fiscal year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Year Ended December 31, 2010
Bad Debt Expenses (Benefits), page 46

1. With respect to your accounts receivable, please provide us proposed disclosure to be included in future periodic reports to disclose the following:
    - The normal credit or payment terms extended to your customers, and clarify whether, and if so, how that time frame changed during the periods presented; and
    - The amount of past due accounts receivable as of December 31, 2009 and 2010.

- A roll forward of the allowance for doubtful accounts separately showing provisions, write-offs and recoveries for each period presented.

Liquidity and Capital Resources, page 48

2. It appears that the majority of your operations are in China, and your parent company is located in the United States. It appears you have restrictions on your ability to obtain cash from your operations in China and to pay interest and principle on debt or dividends on your equity at the parent company level. Please provide us proposed disclosure to be included in future periodic reports that discusses, within Management's Discussion and Analysis, the nature of the restrictions on your Chinese subsidiaries' net assets, the amount of those net assets, and the potential impact on the company's liquidity.

Cashflows for Twelve Months ended December 31, 2010 and 2009
Operating Activities, page 49

3. We note that several financial statement line items fluctuated by material amounts at December 31, 2010. Please provide us proposed disclosure to be included in future period reports that elaborates on your explanation of material changes in financial statement line items, such as trade accounts receivable, advances to suppliers, and inventory by describing the underlying cause effecting each line item change. Quantify the amount of each cause if there is more than one for a line item.

Notes to Consolidated Financial Statements
Note 1 – Organization and Significant Accounting Policies

Consolidation and Basis of Presentation, page F-7

4. You state on pages two and three that you own 100% of Omny Investment Limited, a British Virgin Island business and that Omny owns 100% of Helpson. Since Omny is a foreign enterprise, please help us understand, in light of the restrictions of ownership of businesses in China, how Omny owns 100% of Helpson. If consolidation is based on contractual arrangements, please provide proposed disclosure to be included in future periodic reports that discusses the contractual arrangements, and clarify for us why consolidation is appropriate pursuant to ASC 810-10-30.

Revenue Recognition, page F-8

5. Please provide us proposed disclosure to be included in future periodic reports to clarify what is meant by the "sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved." In this respect, please clarify how you account for allowances for sales returns, rebates, or any other discounts.

Note 4 – Intangible Assets, page F-12

6. You state that intangible assets are comprised of patents, trademarks, licenses, techniques and medical formulas. Please provide us proposed disclosure to be included in future periodic reports as required under ASC 350-30-50-2. Additionally, on page F-6, you indicate that you acquired intangible assets of $9.3 million, and $12.2 million in 2010 and 2009, respectively. Please include in your proposed disclosure the nature of the intangible assets acquired in the periods presented.

7. With respect to the medical formulas, we have the following comments:

    - Please clarify for us why recording the costs associated with medical formulas as an asset rather than as a charge to research and development expense was appropriate. Refer to paragraph ASC 730-10-25-2c.
    - You state medical formulas are amortized over the expected life of the related medicine. Please tell us what consideration was given to the legal, regulatory, or contractual provisions of the medical formulas in determining the useful life. Refer to ASC 350-30-35-3c.
    - You also state that you will amortize the medical formulas once production and sales of the medicine commences. ASC 350-30-35-2 states that the useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows. Please tell us how your policy of deferring the amortization of medical formulas complies with this guidance.
    - For any medical formulas for which products are not being sold, tell us the amount capitalized and why products are not being sold for the formula.

Note 5 – Advances for Purchases of Intangible Assets and Property and Equipment, page F-12

8. Tell us how you considered ASC 730-20-25-11 in determining that capitalization of these payments was appropriate.

Note 8 – Income Taxes, page F-13

9. On page F-13, you indicate that the undistributed foreign earnings of Helpson amount to $84.6 million have been reinvested indefinitely. Please provide us proposed disclosure to be included in liquidity and capital resources section of MD&A of future periodic filings of the amount of cash held by your foreign subsidiaries considered to be reinvested indefinitely and its expected effect on your liquidity and capital resources. Further, please provide us proposed disclosure to be included in future periodic reports to state, if true, that the determination of the unrecognized deferred tax liability is not *practicable*, as opposed to not *practical*. Refer to ASC 740-30-50-2.c.

Note 9 – Derivative Warrant Liability, page F-15

10. We do not believe that a Black Sholes valuation model appropriately captures the value of warrants that include anti-dilution pricing provisions. In this regard the Black-Scholes model is a single-path model that does not take into account the warrants' anti-dilution price protection. Please use an appropriate valuation model such as a binomial or lattice model.

Form 10-Q for the Period Ended March 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating Activities, page 19

11. We note that several financial statement line items fluctuated by material amounts at March 31, 2011.Please provide us proposed disclosure to be included in future periodic reports that elaborates on your explanation of material changes in financial statement line items, such as trade accounts receivable, inventory and trade accounts payable. Describe the underlying cause effecting each line item change. Quantify the amount of each cause if there is more than one for a line item.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant